Exhibit 10.2

CHANGE OF CONTROL AGREEMENT

Parties:	SurModics, Inc. (“Company”) 9924 West 74th Street Eden Prairie, MN 55344-3523

Charles W. Olson (“Executive”)

6510 Manchester Lane Eden Prairie, MN 55346

Date:	February 9, 2012

RECITALS:

1. Executive currently serves as the Senior Vice President and General Manager, Medical Device of the Company, and Executive has extensive knowledge and experience relating to the Company’s business.

2. The parties recognize that a “Change of Control” may materially change or diminish Executive’s responsibilities and substantially frustrate Executive’s commitment to the Company.

3. The parties further recognize that it is in the best interests of the Company and its stockholders to provide certain benefits payable upon a “Change of Control Termination” to encourage Executive to continue in his position in the event of a Change of Control.

4. The parties further desire to provide certain benefits payable upon a termination of Executive’s employment following a Change of Control.

5. The parties further recognize that it is in the best interests of the Company to protect confidential, proprietary, and trade secret information of the Company, to prevent unfair competition by former executives of the Company following separation of their employment with the Company, and to secure cooperation from former executives with respect to matters related to their employment with the Company.

AGREEMENTS:

1. Term of Agreement. Except as otherwise provided herein, this Agreement shall commence on the date executed by the parties and shall continue in effect until the third anniversary of the date set forth above; provided, however, that if a Change of Control shall occur before such three-year anniversary, this Agreement shall continue in effect for a period of twelve (12) months beyond the date of such Change of Control. If, anytime during the term of this Agreement and prior to a Change of Control, Executive’s employment with the Company terminates for any reason or no reason, or if Executive no longer serves as an executive officer of the Company, this Agreement shall immediately terminate, and Executive shall not be entitled to any of the compensation and benefits described in this Agreement. Any rights and obligations accruing before the termination or expiration of this Agreement shall survive to the extent necessary to enforce such rights and obligations.

2. “Change of Control.” For purposes of this Agreement, “Change of Control” shall mean any one or more of the following events occurring after the date of this Agreement:

(a)	The purchase or other acquisition by any one person, or more than one person acting as a group, of stock of the Company that, together with stock held by such person or group, constitutes more than 50% of the total combined value or total combined voting power of all classes of stock issued by the Company; provided, however, that if any one person or more than one person acting as a group is considered to own more than 50% of the total combined value or total combined voting power of such stock, the acquisition of additional stock by the same person or persons shall not be considered a Change of Control;

(b)	A merger or consolidation to which the Company is a party if the individuals and entities who were shareholders of the Company immediately prior to the effective date of such merger or consolidation have, immediately following the effective date of such merger or consolidation, beneficial ownership (as defined in Rule 13d-3 under the Securities Exchange Act of 1934) of less than fifty percent (50%) of the total combined voting power of all classes of securities issued by the surviving entity for the election of directors of the surviving corporation;

(c)	Any one person, or more than one person acting as a group, acquires or has acquired during the twelve (12) month period ending on the date of the most recent acquisition by such person or persons, direct or indirect beneficial ownership (as defined in Rule 13d-3 under the Securities Exchange Act of 1934) of stock of the Company constituting thirty-five percent (35%) or more of the total combined voting power of all classes of stock issued by the Company;

(d)	The purchase or other acquisition by any one person, or more than one person acting as a group, of substantially all of the total gross value of the assets of the Company during the twelve-month period ending on the date of the most recent purchase or other acquisition by such person or persons. For purposes of this Section 2(d), “gross value” means the value of the assets of the Company or the value of the assets being disposed of, as the case may be, determined without regard to any liabilities associated with such assets;

(e)	A change in the composition of the Board of the Company at any time during any consecutive twelve (12) month period such that the “Continuity Directors” cease for any reason to constitute at least a fifty percent (50%) majority of the Board. For purposes of this event, “Continuity Directors” means those members of the Board who either:

(1)	were directors at the beginning of such consecutive twelve (12) month period; or

(2)	were elected by, or on the nomination or recommendation of, at least a two-thirds (2/3) majority of the then-existing Board of Directors.

In all cases, the determination of whether a Change of Control has occurred shall be made in accordance with the Internal Revenue Code of 1986, as amended (the “Code”), Section 409A and the regulations, notices and other guidance of general applicability issued thereunder.

3. “Change of Control Termination.” For purposes of this Agreement, “Change of Control Termination” shall mean any of the following events occurring upon or within twelve (12) months after a Change of Control:

(a)	The termination of Executive’s employment by the Company for any reason, with or without cause, except for termination resulting from conduct by Executive constituting (i) a felony involving moral turpitude under either federal law or the law of the state of the Company’s incorporation, or (ii) Executive’s willful failure to fulfill his employment duties with the Company; provided, however, that for purposes of this clause (ii), an act or failure to act by Executive shall not be “willful” unless it is done, or omitted to be done, in bad faith and without any reasonable belief that Executive’s action or omission was in the best interests of the Company; or

(b)	The termination of employment with the Company by Executive for “Good Reason.” Such termination shall be accomplished by, and effective upon, Executive giving written notice to the Company of his decision to terminate. “Good Reason” shall mean a good faith determination by Executive, in Executive’s sole and absolute judgment, that any one or more of the following events has occurred, at any time during the term of this Agreement or after a Change of Control; provided, however, that such event shall not constitute Good Reason if Executive has expressly consented to such event in writing or if Executive fails to provide written notice of his decision to terminate, which notice describes the event giving rise to the resignation, within ninety (90) days of the occurrence of such event and the Company has not cured the event within thirty (30) days after receiving such notice from Executive.

(1)	A material change in Executive’s duties, responsibilities, or authority, or any removal of Executive from or any failure to re-elect Executive to any position which has the effect of materially diminishing Executive’s duties, responsibility or authority;

(2)	A material reduction, in the aggregate, by the Company in Executive’s base salary (as increased from time to time), variable pay opportunities (including short and long-term cash incentives and equity-based compensation), or the employee benefits to which Executive is entitled to participate in irrespective of any standard waiting periods with respect to the same, unless such material reduction is generally applicable to all executive officers of the Company;

(3)	A requirement imposed by the Company on Executive that results in Executive being based at a location that is outside of a fifty (50) mile radius of Executive’s prior job location; or

(4)	Any material breach by the Company of any employment agreement between Executive and the Company.

Termination for “Good Reason” shall not include Executive’s death or a termination for any reason other than one of the events specified in clauses (1) through (4) above.

For purposes of Section 4 of this Agreement only, with respect to the timing of payments thereunder, “Change of Control Termination” shall mean the date of Executive’s “separation from service” with the Company within the meaning of Section 409A(a)(2)(A)(i) of the Code (with “Company” for purposes of this paragraph to include any business entity that is treated as a single employer with the Company under the rules of Section 414(b) and (c) of the Code).

4. Compensation and Benefits. Upon a termination of Executive’s employment for any reason, Executive shall be entitled to receive all salary and other compensation earned by Executive through the date of such termination at the rate in effect immediately prior to such termination, and all other amounts to which Executive may be entitled to receive under any compensation plan maintained by the Company, subject to any distribution requirements contained in such compensation plans. In addition, subject to the conditions and limitations contained in this Agreement, upon a Change of Control Termination, Executive shall be entitled to all of the following compensation and benefits:

(a)	Within five (5) business days after a Change of Control Termination, the Company shall pay to Executive a severance payment equal to two (2) times the sum of (i) Executive’s base salary as of the date of the Change of Control Termination, and (ii) an amount equal to Executive’s target short-term incentive opportunity for the year in which the Change of Control Termination occurs;

(b)	The Company shall continue to provide Executive, at the Company’s expense, with coverage under its life, health, or dental benefit plans at a level comparable to the benefits which Executive was receiving or entitled to receive immediately prior to the Change of Control Termination or, if greater, at a level comparable to the benefits which Executive was receiving immediately prior to the event which constituted Good Reason. Such coverage shall continue for eighteen (18) months following such Change of Control Termination or, if earlier, until Executive is eligible to be covered for such benefits through his employment with another employer or continuation coverage under Section 4980B (COBRA) otherwise ends;

(c)	All outstanding Options or Stock Appreciation Rights shall become immediately exercisable, and the risks of forfeiture on any outstanding Restricted Stock Awards or Restricted Stock Unit Awards shall immediately lapse. For purposes of this Agreement, “Option,” “Stock Appreciation Rights,” “Restricted Stock Awards” and “Restricted Stock Unit Awards” shall have the meaning set forth in the SurModics, Inc. 2009 Equity Incentive Plan, or any successor plan; and

(d)	All shares or units subject to all outstanding Performance Awards shall become immediately vested and payable at the target performance objectives set forth in said Performance Awards. For purposes of this Agreement, “Performance Awards” and “Performance Period” shall have the meaning set forth in the SurModics, Inc. 2009 Equity Incentive Plan, or any successor plan.

The parties intend that the payment described in Section 4(a) shall be excluded from deferred compensation as a “short-term deferral” under Treas. Reg. § 1.409A-1(b)(4). The parties intend that the continuation of health and dental benefits described in Section 4(b) shall be excluded from deferred compensation pursuant to the medical benefits exception for separation pay plans under Treas. Reg. § 1.409A-1(b)(9)(v)(B).

The parties intend that the continuation of life insurance benefits described in Section 4(b) shall be excluded from deferred compensation as separation pay due to an involuntary separation from service under Treas. Reg. § 1.409A-1(b)(9)(iii), and the amounts payable for such continuation of life insurance coverage shall not exceed two times the lesser of (x) Executive’s annualized compensation based on the annual rate of pay for services to the Company for the calendar year prior to the calendar year in which the Change of Control Termination occurs (adjusted for any increase during the year that was expected to continue indefinitely if Executive had not separated from service) or (y) the compensation limit under

Section 401(a)(17) of the Code for the year in which the Change of Control Termination occurs. Further, in no event shall the benefits described in Section 4(b) extend beyond December 31st of the second calendar year following the calendar year in which the Change of Control Termination occurs.

Notwithstanding the foregoing, if any of the payments described in Section 4 above are subject to the requirements of Code Section 409A and the Company determines that Executive is a “specified employee” as defined in Code Section 409A as of the date of the Change of Control Termination, such payments shall not be paid or commence earlier than the date that is six months after the Change of Control Termination, but shall be paid or commence during the calendar year following the year in which the Change of Control Termination occurs and within 30 days of the earliest possible date permitted under Code Section 409A.

5. Limitation on Change of Control Payments. This Section 5 applies only in the event the Company determines that this Agreement is subject to the limitations of Code Section 280G, or any successor provision, and the regulations issued thereunder. The intent of this Section 5 is to reduce any Change of Control Benefits, as defined below, that would otherwise be characterized as a “parachute payment” as defined in Code Section 280G and be subject to an additional excise tax under Code Section 4999 by the minimum amount necessary to avoid characterization as a parachute payment and avoid the imposition of the excise tax, but only if doing so would provide a more favorable net after-tax result to the Executive than if the Change in Control Benefits were not reduced and the Executive were subject to the excise tax.

(a)

In the event the Change of Control Benefits payable to Executive would collectively constitute a “parachute payment” as defined in Code Section 280G, and if the “net after-tax amount” of such parachute payment to Executive is less than what the net after-tax amount to Executive would be if the Change of Control Benefits otherwise constituting the parachute payment were limited to the maximum “parachute value” of Change of Control Benefits that Executive could receive without giving rise to any liability for any excise tax imposed by Section 4999 of the Code (the “Excise Tax”), then the Change of Control Benefits otherwise constituting the parachute payment shall be reduced so that the parachute value of all Change of Control Benefits, in the aggregate, will equal the maximum parachute value of all Change of Control Benefits that Executive can receive without any Change of Control Benefits being subject to the Excise Tax. Should such a reduction in Change of Control Benefits be required, Executive shall be entitled, subject to the following sentence, to designate those Change of Control Benefits under this Agreement or the other arrangements that will be reduced or eliminated so as to achieve the specified reduction in Change of Control Benefits to Executive and avoid characterization of such Change of Control Benefits as a parachute payment. The Company will provide Executive with all information reasonably requested by Executive to permit Executive to make such designation. To the extent that Executive’s ability to make such a designation would cause any of the Change of Control Benefits to become subject to any additional tax under Code Section 409A, or if Executive fails to make such a designation within ten business days of receiving the requested information from the Company, then the Company shall achieve the necessary reduction in the Change of Control Benefits by reducing them in the following order: (a) reduction of cash payments payable under this Agreement; (b) reduction of other payments and benefits to be provided to Executive; (c) cancellation or reduction of accelerated vesting of equity-based awards that are subject to performance-based vesting conditions; and (d) cancellation or reduction of accelerated vesting of equity-based awards that are subject only to service-based vesting conditions. If the acceleration of the vesting of Executive’s equity-based awards is to be cancelled or reduced, such acceleration of vesting shall be reduced or cancelled in the reverse order of the date of grant.

(b)	For purposes of this Section 5, a “net after-tax amount” shall be determined by taking into account all applicable income, excise and employment taxes, whether imposed at the federal, state or local level, including the Excise Tax, and the “parachute value” of the Change of Control Benefits means the present value as of the date of the Change of Control for purposes of Code Section 280G of the portion of such Change of Control Benefits that constitutes a parachute payment under Code Section 280G(b)(2).

(c)	For purposes of this Section 5, “Change of Control Benefits” shall mean any payment, benefit or transfer of property in the nature of compensation paid to or for the benefit of Executive under any arrangement which is considered contingent on a Change of Control for purposes of Code Section 280G, including, without limitation, any and all of the Company’s salary, incentive payments, restricted stock, stock option, equity-based compensation or benefit plans, programs or other arrangements, and shall include benefits payable under this Agreement.

(d)	For clarity, the Company shall have no obligation to provide any “tax gross-up” payment related to the Excise Tax in the event the Change of Control Benefits that would otherwise be characterized as a parachute payment are not reduced as set forth in Section 5(a) above and Executive is subject to the Excise Tax.

6. Withholding Taxes. The Company shall be entitled to deduct from all payments or benefits provided for under this Agreement any federal, state or local income and employment-related taxes required by law to be withheld with respect to such payments or benefits.

7. Post-Termination Obligations and Conditions.

(a)	In the event of termination of Executive’s employment, the sole obligation of the Company under this Agreement will be its obligation to make the payments called for by Sections 4 and 5 hereof, as the case may be, and the Company will have no other obligation to Executive or to Executive’s beneficiary or estate.

(b)	Notwithstanding the foregoing provisions of Section 4, the Company will not be obligated to make any payments to Executive under Sections 4(a) through 4(d) unless: (i) Executive has signed a release of claims in favor of the Company and its affiliates and related entities, and their directors, officers, insurers, employees and agents, provided such release shall not require Executive to release claims Executive may have for indemnification from the Company or rights of Executive under this Agreement; (ii) all applicable rescission periods provided by law for releases of claims shall have expired and Executive shall have signed and not rescinded the release of claims; and (iii) Executive is in strict compliance with the terms of this Agreement as of the dates of such payments.

(c)	Immediately upon termination of Executive’s employment with the Company for any reason, Executive will resign all positions then held as a director or officer of the Company and of any affiliated entity of the Company.

(d)	Upon termination of Executive’s employment with the Company, Executive shall promptly deliver to the Company any and all Company records and any and all Company property in Executive’s possession or under Executive’s control, including, without limitation, manuals, books, blank forms, documents, letters, memoranda, notes, notebooks, reports, printouts, computer disks, computer tapes, source codes, data, tables or calculations and all copies thereof, documents that in whole or in part contain any trade secrets or confidential, proprietary or other secret information of the Company and all copies thereof, and keys, access cards, access codes, passwords, credit cards, personal computers, telephones, and other electronic equipment belonging to the Company.

(e)

Following termination of Executive’s employment with the Company for any reason, Executive will, upon reasonable request of the Company or its designee, cooperate with the Company in connection with the transition of Executive’s duties and responsibilities for the Company; consult with the Company regarding business matters that Executive was directly and substantially involved with while employed by the Company; and be reasonably available, with or without subpoena, to be interviewed, review documents or things, give depositions, testify, or engage in other reasonable activities in connection with any litigation or investigation, with respect to matters that Executive then has or may have knowledge of by virtue of Executive’s employment by or service to the Company or any related entity; provided, however, that: (i) the Company shall not unreasonably request such cooperation of Executive; (ii) the Company shall reimburse Executive or pay directly any reasonable expenses actually incurred in connection with such cooperation and assistance by Executive; and (iii) Executive shall not be required to assist or cooperate with the Company to the extent such assistance or cooperation would prevent Executive from performing, or would materially interfere with Executive’s performance of, the duties or responsibilities of his then-current occupation.

(f)	Executive will not at any time disparage, defame, or besmirch the reputation, character, image, products, or services of the Company or any of its affiliates, or the reputation or character of any of its current or former directors, officers, employees, or agents; provided that nothing in this Section 7(f) is intended to prevent or interfere with Executive making any required or reasonable communications with, or providing information to, any governmental, law enforcement, or stock exchange agency or representative, or in connection with any governmental investigation, court, administrative or arbitration proceeding.

(g)	The Company will direct its executive officers to not at any time disparage, defame, or besmirch the reputation, character or image of Executive; provided that nothing in this Section 7(g) is intended to prevent or interfere with the Company or its executive officers from making any required or reasonable communications with, or providing information to, any governmental, law enforcement, or stock exchange agency or representative, or in connection with any governmental investigation, court, administrative or arbitration proceeding.

8. Successors and Assigns. This Agreement shall inure to the benefit of and shall be enforceable by Executive, his heirs and the personal representative of his estate, and shall be binding upon and inure to the benefit of the Company and its successors and assigns. The Company will require the transferee of any sale of all or substantially all of the business and assets of the Company or the survivor of any merger, consolidation or other transaction expressly to agree to honor this Agreement in the same manner and to the same extent that the Company would be required to perform this Agreement if no such event had taken place. Failure of the Company to obtain such agreement before the effective date of such event shall be a material breach of this Agreement within the meaning of Section 3(b)(4) of this Agreement.

9. Notices. For the purpose of this Agreement, notices and all other communications provided for in the Agreement shall be in writing and shall be deemed to have been duly given when delivered or mailed by United States certified or registered mail, return receipt requested, postage prepaid, addressed to the respective addresses set forth on the first page of this Agreement or to such other address as either party may have furnished to the other in writing in accordance herewith, except that notice of change of address shall be effective only upon receipt. All notices to the Company shall be directed to the attention of the Board of Directors of the Company.

10. Captions. The headings or captions set forth in this Agreement are for convenience only and shall not affect the meaning or interpretation of this Agreement.

11. Governing Law. The validity, interpretation, construction and performance of this Agreement shall be governed by the laws of the State of Minnesota.

12. Construction. Wherever possible, each term and provision of this Agreement shall be interpreted in such manner as to be effective and valid under applicable law. If any term or provision of this Agreement is invalid or unenforceable under applicable law, (a) the remaining terms and provisions shall be unimpaired, and (b) the invalid or unenforceable term or provision shall be deemed replaced by a term or provision that is valid and enforceable and that comes closest to expressing the intention of the unenforceable term or provision.

13. Amendment; Waivers. This Agreement may not be modified, amended, waived or discharged in any manner except by an instrument in writing signed by both parties hereto. The waiver by either party of compliance with any provision of this Agreement by the other party shall not operate or be construed as a waiver of any other provision of this Agreement, or of any subsequent breach by such party of a provision of this Agreement.

14. Section 409A. This Agreement is intended to satisfy, or be exempt from, the requirements of Section 409A(a)(2), (3) and (4) of the Code, including current and future guidance and regulations interpreting such provisions, and should be interpreted accordingly.

15. Non-Competition, Invention, Non-Disclosure Agreement. Executive acknowledges and agrees that Executive shall continue to comply with the terms of Executive’s Non-Competition, Invention, Non-Disclosure Agreement with the Company, dated July 16, 2001 (the “Non-Competition Agreement”), a copy of which has been provided to Executive with this Agreement. Executive specifically acknowledges that the consideration Executive received in exchange for signing the Non-Competition Agreement was adequate. Executive further acknowledges that the Company would not enter into this Agreement without having the protections it has under the Non-Competition Agreement and therefore the consideration Executive is receiving in exchange for signing this Agreement constitutes additional consideration that the Company is providing in exchange for Executive agreeing to remain bound by the obligations under the Non-Competition Agreement.

16. Entire Agreement. This Agreement sets forth Executive’s sole and exclusive remedy with respect to severance benefits payable to Executive upon a Change of Control Termination, and except for the Non-Competition Agreement supersedes all prior or contemporaneous negotiations, commitments, agreements (written or oral) and writings between the Company and Executive with respect to the subject matter hereof, including but not limited to any negotiations, commitments, agreements or writings relating to any severance benefits payable to Executive, and constitutes the entire agreement and understanding between the parties hereto. All such other negotiations, commitments, agreements and writings will have no further force or effect, and the parties to any such other negotiation, commitment, agreement or writing will have no further rights or obligations thereunder.

16. Counterparts. This Agreement may be executed in several counterparts, each of which shall be deemed to be an original but all of which together shall constitute one and the same instrument.

17. Arbitration. Any dispute arising out of or relating to this Agreement or the alleged breach of it, or the making of this Agreement, including claims of fraud in the inducement, shall be discussed between the disputing parties in a good faith effort to arrive at a mutual settlement of any such controversy. If, notwithstanding, such dispute cannot be resolved, such dispute shall be settled by binding arbitration. Judgment upon the award rendered by the arbitrator may be entered in any court having jurisdiction thereof. The arbitrator shall be a retired state or federal judge or an attorney who has practiced securities or business litigation for at least 10 years. If the parties cannot agree on an arbitrator within 20 days, any party may request that the chief judge of the District Court for Hennepin County, Minnesota, select an arbitrator. Arbitration will be conducted pursuant to the provisions of this Agreement, and the commercial arbitration rules of the American Arbitration Association, unless such rules are inconsistent with the provisions of this Agreement. Limited civil discovery shall be permitted for the production of documents and taking of depositions. Unresolved discovery disputes may be brought to the attention of the arbitrator who may dispose of such dispute. The arbitrator shall have the authority to award any remedy or relief that a court of this state could order or grant; provided, however, that punitive or exemplary damages shall not be awarded. Unless otherwise ordered by the arbitrator, the parties shall share equally in the payment of the fees and expenses of the arbitrator. The arbitrator may award to the prevailing party, if any, as determined by the arbitrator, all of the prevailing party’s costs and fees, including the arbitrator’s fees, and expenses, and the prevailing party’s travel expenses, out-of-pocket expenses and reasonable attorneys’ fees. Unless otherwise agreed by the parties, the place of any arbitration proceedings shall be Hennepin County, Minnesota.

[signature page follows]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed and delivered as of the day and year first above written.

SURMODICS, INC.

By:	/s/ Gary R. Maharaj
Gary R. Maharaj
Its	President and Chief Executive Officer

/s/ Charles W. Olson
Charles W. Olson